Bombardier Recreational Products Inc.

Press Release

BRP REPORTS SECOND QUARTER FINANCIAL RESULTS

Highlights:

  Consolidated revenues reached $1,061.3 million, for the first half of fiscal 2006 compared to $1,197.7 million for the first half of fiscal 2005
  Consolidated Adjusted EBITDA reached $62.9 million for the first six months of fiscal 2006
  Important advertising campaign to support 2006 ATV launch and introduction of the Outlander 800 to be aired in the fall
  As of October 1, 2005, BRP will start to sell directly to dealers in France with a new sales and marketing office in Aix-en-Provence and will establish its European headquarters in Switzerland

Valcourt, Québec, September 15, 2005 - Bombardier Recreational Products Inc., a privately-held company branded as "BRP," today reported that consolidated revenues for the three-month period ended July 31, 2005 reached $467.3 million; a decrease of $106.5 million when compared to restated consolidated revenues of $573.8 million for the second quarter of fiscal 2005. The decrease is due to lower number of units sold for $109.5 million and the unfavourable impact of foreign exchange fluctuations for approximately $32.0 million which was partially offset by higher average selling price and product mix of $34.1 million.

Consolidated revenues for the six-month period ended July 31, 2005 reached $1,061.3 million, a decrease of $136.4 million when compared to restated consolidated revenues of $1,197.7 million for the first half of fiscal 2005. The lower number of units sold which amounted to $120.0 million, the unfavourable effect of foreign exchange rate changes of approximately $60.0 million and increasing sales incentives of $8.3 million mainly due to higher retail activity were partially offset by higher average selling price and product mix of $51.0 million.

Consolidated gross profit reached $80.1 million for the second quarter of fiscal 2006 compared to restated consolidated gross profit of $97.2 million for the three-month period ended July 31, 2004. The $17.1 million decrease in gross profit is primarily due to lower number of units sold for $18.3 million, the unfavourable exchange rate variations for approximately $10.0 million and increased sales incentives and concessions of $5.6 million mainly due to

Ski-Doo Lynx Sea-Doo Evinrude Johnson Rotax Bombardier ATV

higher retail activity which were partially offset by favourable product and pricing mix for $12.6 million and reduced production costs for approximately $3.0 million as a result of product complexity reductions and restructuring of the operations.

Consolidated gross profit reached $195.4 million for the first half of fiscal 2006, compared to restated consolidated gross profit of $187.4 million for the six-month period ended July 31, 2004. The $8.0 million increase in gross profit is primarily due to favourable product and pricing mix for approximately $31.4 million, decreased production costs for approximately $13.0 million as a result of product complexity reductions and restructuring of the operations. This increase was partially offset by unfavourable foreign exchange rate variations for approximately $20.0 million and lower number of units sold for $12.9 million and increased sales incentives and concessions of $10.5 million due to higher retail activity. Gross margin for the first half of the previous fiscal year was unfavourably impacted by $9.3 million as a result of inventory sold during that period, which had been increased to the distributor's selling prices.

Operating expenses, comprised of selling and marketing, research and development and general and administrative expenses, amounted to $97.4 million for the three-month period ended July 31, 2005, a $13.8 million increase when compared to $83.6 million for the second quarter of fiscal 2005. Operating expenses amounted to $197.8 million for the six-month period ended July 31, 2005, an increase of $11.3 million when compared to $186.5 million for the first half of fiscal 2005. The increases in selling and marketing expenses are attributable to the promotion of the Evinrude E-TEC outboard engines and the promotion of sales incentives relating to watercraft. The increase in marketing expense was partially offset by lower research and development expenses. The increase in the general and administrative expenses, during the second quarter of fiscal 2006, results mainly from management's decision to terminate its distributor agreement in France in order to establish its own dealer network .

Consolidated Adjusted EBITDA reached $19.8 million and $52.2 million, respectively, for the three-month periods ended July 31, 2005 and 2004 and $62.9 million and $87.5 million, respectively, for the six-month periods ended July 31, 2005 and 2004.

Net loss for the three-month period ended July 31, 2005 amounted to $1.7 million, compared to the net income of $28.5 million for the second quarter of fiscal 2005. Net loss for the six-month period ended July 31, 2005 amounted to $4.5 million, an improvement of $15.2 million compared to the net loss of $19.7 million for the first half of fiscal 2005.

"The reduction in our revenues in the second quarter was anticipated as we decided to reduce the snowmobile production to match deliveries with retail market demand, and as we did not expect Deere and Company to place orders for ATVs, because our manufacturing agreement expires in February 2006. In addition, the unfavourable exchange rates compared to the same period last year, created a negative impact on our revenues," said José Boisjoli, BRP's President and CEO. "However, despite a changing environment, we had a good summer in North America which turned out to be very good for our watercraft and sport boat businesses. The industry sales were higher and we maintained our leadership position which resulted in increased retail sales."

BRP operates in two segments: the Powersports segment includes snowmobiles, watercraft, all-terrain vehicles, sport boats and Rotax® engines; the Marine Engines segment includes outboard engines.

Powersports segmented revenues were $321.9 million for the three-month period ended July 31, 2005 as compared to $419.0 million for the second quarter of fiscal 2005. The decrease in revenues is primarily a result of lower number of units sold amounting to $90.5 million. The decrease number of ATVs and snowmobiles sold was partially offset by increased number of watercraft sold. There were no scheduled deliveries of ATVs under the Deere & Company manufacturing supply agreement. Snowmobile sales were lower compared to the same period of the previous fiscal year primarily due to timing in deliveries to dealers. The reduction in the number of units sold and the unfavourable impact of exchange rates of approximately $20.0 million were partially offset by higher average selling price and product mix of $16.9 million.

Segmented revenues reached $793.7 million for the six-month period ended July 31, 2005 as compared to $903.2 million for the first half of fiscal 2005. The decrease is due to lower number of units sold as indicated above totalling $93.0 million. The reduction in the number of units sold, the impact of unfavourable exchange rate movements of approximately $41.0 million and the additional sales incentives of $13.0 million due to higher retail activity were partially offset by higher average selling price and product mix of $34.0 million.

Powersports segment operating loss amounted to $13.7 million for the second quarter of fiscal 2006 as compared to an operating income of $22.1 million for the three-month period ended July 31, 2004. The reduction in operating income is due to the combination of reduced number of units sold of $15.9 million, unfavourable foreign exchange rate movements of approximately $9.0 million, higher operating expenses of $9.7 million and increased sales incentives and concessions of $10.6 million due to higher retail activity, all of which were partially offset by favourable product and pricing mix of $7.4 million and reduced production costs of $2.5 million.

Segmented operating income amounted to $19.3 million for the first half of fiscal 2006 as compared to $31.1 million for the six-month period ended July 31, 2004. The decrease in operating income is a result of lower number of units sold of $9.1 million, unfavourable foreign exchange rate movements of approximately $16.0 million and increased sales incentives and concessions of $17.2 million due to higher retail activity, all of which were offset in part by favourable product mix of $17.9 million and reduced production costs of $9.7 million. Gross margin for the first half of the previous fiscal year was unfavourably impacted by $7.8 million as a result of inventory sold during that period which were recorded at the distributor's selling prices.

Marine Engines segmented revenues decreased to $152.9 million for the three-month period ended July 31, 2005 compared to $164.5 million for the second quarter of fiscal 2005. The decrease results primarily from a lower number of units sold due to the reduction in the number of models for $19.1 million and the strengthening of the Canadian dollar in relation to the US dollar for approximately $12.0 million all of which were partially offset by an improved product mix of $21.4 million resulting from an increase in the number of Evinrude E-TEC engines sold.

Segmented revenues decreased to $291.5 million for the six-month period ended July 31, 2005 compared to $315.6 million for the first half of fiscal 2005. The decrease results primarily from lower number of units sold resulting from the reduction of the number of models for $26.9 million and the strengthening of the Canadian dollar in relation to the US dollar for approximately $19.0 million which were offset in part by an improved product and pricing mix of $21.7 million.

Marine Engines segment operating income amounted to $14.3 million for the second quarter of fiscal 2006 as compared to $7.8 million for the three-month period ended July 31, 2004. Segment operating income amounted to $9.5 million for the first half of fiscal 2006 as compared to an operating loss of $3.1 million for the six-month period ended July 31, 2004. The increase in the segment's operating income results from improved margins due to the model rationalisation and the decision to focus on the Evinrude E-TEC outboard engines totalling $5.1 million and $13.5 million for the three- and six-month period, respectively. The favourable impacts from the improved operating income were partially offset by increased marketing expenses for the promotion of the Evinrude E-TEC outboard engines brand through advertising efforts.

On the international front, BRP will start selling directly to dealers in France and will open a sale and marketing office in Aix-en-Provence. As the European market continues to grow, BRP will also establish its European headquarters in Lausanne, Switzerland. These two offices should be operational by October 1st, 2005.

"Not withstanding the revenue decline in the Powersports segment during the second quarter, we continued to enjoy a strong leadership position in our traditional businesses. Our ATV business should improve based on the very positive feedback we received following the launch of our 2006 line-up,'' commented Boisjoli. ''As for the Marine Engines segment, I am pleased with the turn around due to our decision to focus on E-TEC; it will bring a better balance between our two business segments. Going forward, I see progress and I remain confident to close the year with an improved overall adjusted EBITDA,'' he concluded.

BRP, a privately-held company, is a world leader in the design, development, manufacturing, distribution and marketing of motorised recreational vehicles. Our portfolio of brands and products includes: Ski-Doo® and Lynx™ snowmobiles, Sea-Doo® watercraft and sport boats, Johnson® and Evinrude® outboard engines, direct injection technologies such as Evinrude E-TEC™, Bombardier* all-terrain vehicles (ATV), Rotax® engines and karts.

See attached unaudited interim consolidated balance sheets, consolidated statements of operations, and cash flows as well as segmented statement of income and schedules of consolidated adjusted EBITDA.

This release refers to non-GAAP financial measures, such as EBITDA and Consolidated Adjusted EBITDA. In addition to the results reported in accordance with Canadian GAAP, the Company uses non-GAAP financial measures as supplemental indicators of operating performance and financial position. Management uses these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. Management believes non-GAAP financial results reported provide more insight into the Company's performance.

EBITDA and Consolidated Adjusted EBITDA. EBITDA are defined as earnings before financing costs, taxes, depreciation and amortisation. Consolidated Adjusted EBITDA includes the further adjustments described below. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. The Company's Credit Agreement (as amended and restated) and the indenture governing the Senior Subordinated Notes contain covenants tied to similar measures. Management believes that EBITDA and Consolidated Adjusted EBITDA are a fair representation of and provide information with respect to the Company's ability to service its debt. However, these measures should not be considered as substitutes for, or superior to, measures of operating income, cash flow from operations, net income, total debt or other measures of financial performance prepared in accordance with GAAP.

The Company defines Consolidated Adjusted EBITDA as earnings from continuing operations before financing costs, taxes, depreciation and amortisation and certain elements of other income or expense. Because Consolidated Adjusted EBITDA excludes financing and taxes, it provides a more standard comparison among businesses by eliminating the differences that arise between them due to the manner in which they were acquired or funded. The Company uses the Consolidated Adjusted EBITDA measure as a supplemental cash flow measure as Consolidated Adjusted EBITDA also excludes depreciation and amortisation, both of which are non-cash charges. Consolidated Adjusted EBITDA, adjusted for certain impacts resulting from purchase accounting and other income and expenses such as unrealised foreign exchange gains and losses on translation of long-term debt, accretion in carrying value of redeemable preferred shares and loss on early redemption of preferred shares all of which are items not considered relevant to operating performance.

This release contains certain forward-looking statements with respect to our financial condition, results of operations and business. All of these forward-looking statements, which can be identified by the use of terminology such as "subject to," "believe," "expects," "may," "will," "should," "can," or "anticipates," or the negative thereof, or variations thereon, or comparable terminology, or by discussions of strategy, although believed to be reasonable, are inherently uncertain. Factors which may materially affect such forward-looking statements include: (i) slow or negative growth in the recreational products industry; (ii) interruption of business or negative impact on sales and earnings due to acts of war, terrorism, bio-terrorism, civil unrest or disruption of mail service; (iii) adverse publicity regarding safety issues; (iv) increased competition; (v) increased costs; (vi) loss or retirement of key members of management; (vii) increases in the cost of borrowings and unavailability of additional debt or equity capital; (viii) changes in general worldwide economic and political conditions in the markets in which BRP may compete from time to time; (ix) the inability of BRP to gain and/or hold market share of its wholesale and/or retail customers anywhere in the world; (x) the inability of BRP's clients to obtain and/or renew insurance; (xi) exposure to, and expense of defending and resolving, product liability claims and other litigation; (xii) the ability of BRP to successfully implement its business strategy; (xiii) the inability of BRP to manage its retail, wholesale, manufacturing and other operations efficiently; (xiv) consumer acceptance of BRP's products; (xv) fluctuations in foreign currencies, including the Canadian Dollar; (xvi) import-export controls on sales to foreign countries; (xvii) introduction of new federal, state, local or foreign legislation or regulation or adverse determinations by regulators anywhere in the world; (xviii) the mix of BRP's products and the profit margins thereon; and (xix) other factors beyond BRP's control.

Readers are cautioned not to place undue reliance on forward-looking statements. BRP cannot guarantee future results, trends, events, levels of activity, performance or achievements. BRP does not undertake and specifically declines any obligation to update, republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

® TM Trademarks of Bombardier Recreational Products Inc. or its subsidiaries.
* Trademark of Bombardier Inc. used under license.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Three-month ended		Six-month ended
	July 31,	July 31,	July 31,	July 31,
(millions of Canadian dollars)	2005	2004	2005	2004
		[Restated]		[Restated]
Revenues	$ 467.3	$ 573.8	$ 1,061.3	$ 1,197.7
Cost of sales	387.2	476.6	865.9	1,010.3
Gross profit	80.1	97.2	195.4	187.4
Operating expenses
Selling and marketing	39.6	29.6	83.8	68.9
Research and development	22.9	25.8	50.0	55.4
General and administrative	34.9	28.2	64.0	62.2
Total operating expenses	97.4	83.6	197.8	186.5
Operating income (loss) from continuing operations	(17.3)	13.6	(2.4)	0.9
Other (income) and expenses
Financing costs	8.9	10.8	17.0	24.5
Accretion in carrying value of redeemable preferred shares	-	1.0	-	2.0
Loss on disposal of property, plant and equipment	-	0.4	-	0.4
Gain on disposal of assets held for sale	-	-	(1.5)	-
Foreign exchange (gain) loss	(16.3)	(32.0)	(6.5)	3.4
Income (loss) from continuing operations before income taxes	(9.9)	33.4	(11.4)	(29.4)
Income tax expense (recovery)	(8.2)	2.8	(6.9)	(13.0)
Income (loss) from continuing operations	(1.7)	30.6	(4.5)	(16.4)
Loss from discontinued operations, net of tax	-	(2.1)	-	(3.3)
Net income (loss)	$ (1.7)	$ 28.5	$ (4.5)	$ (19.7)

UNAUDITED SEGMENTED STATEMENTS OF INCOME
For the Three-month Ended

	Consolidated		Powersports		Marine Engines
(millions of Canadian dollars)	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
		[Restated]		[Restated]
External revenues	$ 467.3	$ 573.8	$ 316.8	$ 413.9	$ 150.5	$ 159.9
Intersegment revenues	-	-	5.1	5.1	2.4	4.6
Segment revenues	467.3	573.8	321.9	419.0	152.9	164.5
Cost of sales and operating expenses	440.8	514.6	314.7	373.3	133.6	151.0
Depreciation and amortisation	25.9	29.3	20.9	23.6	5.0	5.7
	466.7	543.9	335.6	396.9	138.6	156.7
Segment operating profit (loss)	0.6	29.9	(13.7)	22.1	14.3	7.8
Corporate and other	17.5	15.9
Depreciation dealer network	0.4	0.4
Operating income (loss)	(17.3)	13.6
Financing cost	8.9	10.8
Accretion in carrying value of redeemable preferred share	-	1.0
Loss on disposal of property, plant and equipment	-	0.4
Foreign exchange gain	(16.3)	(32.0)
Income (loss) before income taxes	$ (9.9)	$ 33.4

For the Six-month Ended

	Consolidated		Powersports		Marine Engines
(millions of Canadian dollars)	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
		[Restated]		[Restated]
External revenues	$ 1,061.3	$ 1,197.7	$ 781.4	$ 894.2	$ 279.9	$ 303.5
Intersegment revenues	-	-	12.3	9.0	11.6	12.1
Segment revenues	1,061.3	1,197.7	793.7	903.2	291.5	315.6
Cost of sales and operating expenses	981.0	1,110.7	732.7	824.6	272.2	307.2
Depreciation and amortisation	51.5	59.0	41.7	47.5	9.8	11.5
	1,032.5	1,169.7	774.4	872.1	282.0	318.7
Segment operating profit (loss)	28.8	28.0	19.3	31.1	9.5	(3.1)
Corporate and other	30.3	26.2
Depreciation dealer network	0.9	0.9
Operating income (loss)	(2.4)	0.9
Financing cost	17.0	24.5
Accretion in carrying value of redeemable preferred share	-	2.0
Loss on disposal of property, plant and equipment	-	0.4
Gain on disposal of assets held for sale	(1.5)	-
Foreign exchange (gain) loss	(6.5)	3.4
Loss before income taxes	$ (11.4)	$ (29.4)

UNAUDITED SCHEDULES OF CONSOLIDATED ADJUSTED EBITDA

	Three-month ended		Six-month ended
(millions of Canadian dollars)	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
		[Restated]		[Restated]
Income (loss) from continuing operations	$ (1.7)	$ 30.6	$ (4.5)	$ (16.4)

Financing cost	8.9	10.8	17.0	24.5
Accretion in the carrying value of redeemable preferred shares	-	1.0	-	2.0
Income tax expense (recovery)	(8.2)	2.8	(6.9)	(13.0)
EBIT	(1.0)	45.2	5.6	(2.9)
Depreciation and amortisation	26.6	30.1	52.7	60.2

EBITDA	25.6	75.3	58.3	57.3

Adjustments:
Impact of fair value increments of inventory on cost of sales	-	2.9	-	9.3
Impact of foreign exchange contracts acquired at acquisition	-	6.4	-	12.5
Impact of foreign exchange contracts not subject to hedge
accounting	0.8	(14.2)	5.8	3.9
Foreign exchange (gain) loss on long-term debt	(7.8)	(19.9)	(2.1)	1.3
Management fees	0.8	0.7	1.5	1.5
Employee stock compensation	0.4	0.6	0.9	1.3
Loss on disposal of property, plant and equipment	-	0.4	-	0.4
Gain on disposal of assets held for sale	-	-	(1.5)	-
Consolidated Adjusted EBITDA	$ 19.8	$ 52.2	$ 62.9	$ 87.5

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As at	As at
(millions of Canadian dollars)	July 31, 2005	January 31, 2005
		[Restated]
ASSETS
Current assets
Cash and cash equivalents	$ 20.9	$ 150.3
Receivables	91.3	112.7
Inventories	332.7	302.1
Other assets	115.7	150.4
Total current assets	560.6	715.5
Property, plant and equipment	392.7	425.8
Goodwill	108.6	119.9
Trademarks	151.1	151.1
Other intangible assets	71.9	78.1
Other assets	61.8	66.5
	$ 1,346.7	$ 1,556.9
LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities
Bank loans	$ 57.6	$ 12.3
Accounts payable and accrued liabilities	469.6	595.2
Current portion of long-term debt	0.6	147.2
Total current liabilities	527.8	754.7
Long-term debt	307.5	249.5
Deferred income taxes	29.4	38.0
Employee future benefits liability	121.1	122.2
Other long-term liabilities	28.2	28.5
Total liabilities	1,014.0	1,192.9

Shareholder's equity
Capital stock	364.7	364.4
Contributed surplus	3.2	2.3
Retained earnings	6.5	11.0
Cumulative translation adjustment	(41.7)	(13.7)
	332.7	364.0
	$ 1,346.7	$ 1,556.9

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three-month ended		Six-month ended
(millions of Canadian dollars)	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
		[Restated]		[Restated]

Operating Activities
Income (loss) from continuing operations	$ (1.7)	$ 30.6	$ (4.5)	$ (16.4)
Non-Cash Items
Depreciation and amortisation	26.6	30.1	52.7	60.2
Amortisation of deferred financing costs	1.1	1.6	2.2	3.2
Employee stock compensation	0.4	0.6	0.9	1.3
Deferred income taxes recovery	(9.8)	(3.3)	(13.3)	(23.3)
Loss on disposal of property, plant and equipment	-	0.4	-	0.4
Gain on disposal of assets held for sale	-	-	(1.5)	-
Accretion in carrying value of redeemable of preferred shares	-	1.0	-	2.0
Foreign exchange gain	(16.3)	(34.4)	(6.5)	(0.3)
Net change in non-cash working capital balances related to
operations	(54.5)	53.4	(89.4)	24.0

Cash flows from operating activities	(54.2)	80.0	(59.4)	51.1

Investing Activities

Additions to property, plant and equipment	(12.8)	(11.3)	(23.3)	(19.8)
Proceeds on disposal of property, plant and equipment	0.2	0.1	0.2	0.1
Proceeds on disposal of assets held for sale	-	-	4.9	-
Business acquisition	(1.3)	(7.5)	(6.6)	(13.9)
Cash flows from investing activities	(13.9)	(18.7)	(24.8)	(33.6)

Financing Activities

Increase in bank loans	57.6	-	45.3	-
Increase in capital stock	0.2	-	0.3	6.5
Repayment of long-term debt	(0.3)	(2.7)	(147.5)	(2.7)
Issuance of long-term debt	-	-	62.1	-
Other	(0.5)	-	(0.5)	(2.7)
Cash flows from financing activities	57.0	(2.7)	(40.3)	1.1
Effect of exchange rates changes on cash and cash equivalents	(3.0)	(1.6)	(4.9)	0.4

Cash flows from continuing operations	(14.1)	57.0	(129.4)	19.0

Cash flows from discontinued operations	-	(3.9)	-	(9.6)

Net decrease in cash and cash equivalents	(14.1)	53.1	(129.4)	9.4

Cash and cash equivalents at beginning of period	35.0	152.5	150.3	196.2

Cash and cash equivalents at end of period	$ 20.9	$ 205.6	$ 20.9	$ 205.6

Supplemental information
Cash paid for:
Interest	$ 12.8	$ 14.2	$ 14.8	$ 16.2
Income taxes	1.4	1.3	4.2	6.5

For information:

Pierre Pichette	Stéphanie Vaillancourt
Vice president,	Manager,
Communications and Public affairs	Financing and Investor relations
Tel.: 450-532-5188	Tel.: 514-732-7061
pierre.pichette@brp.com	stephanie.vaillancourt@brp.com
www.brp.com